SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K

[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2013

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Radio One, Inc.

Full Name of Registrant

N.A.

Former Name if Applicable

1010 Wayne Avenue, 14th Floor

Address of Principal Executive Office (Street and Number)

Silver Spring, MD 20910

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in our press release dated August 13, 2013 (a copy of which was filed as Exhibit 99.1 to our Current Report on Form 8-K filed August 14, 2013 and is hereby incorporated by reference), in connection with preparing the quarterly report on Form 10-Q for the quarter ended June 30, 2013, management of Radio One, Inc. (the “Company”) discovered misclassifications in its condensed consolidating financial statements in the notes to its previously filed financial statements in its quarterly report on Form 10-Q for the quarter ended March 31, 2013 (the “First Quarter 10-Q”) and in its annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”). The misclassifications primarily relate to: (i) including TV One, LLC (“TV One”) in the “Radio One, Inc.” column in the condensed consolidating financial statements in each of the 2012 10-K and the First Quarter 10-Q although TV One is a non-guarantor subsidiary of the Company under its outstanding notes registered under the Securities Act of 1933; (ii) including Reach Media, Inc. (“Reach Media”) in the “Radio One, Inc.” column in the condensed consolidating financial statements in the 2012 10-K although Reach Media was a non-guarantor subsidiary for that reporting period; and (iii) after Reach Media became a guarantor under the Company’s outstanding registered notes on February 14, 2013, including Reach Media in the “Combined Guarantor Subsidiaries” column in the condensed consolidating financial statements in the First Quarter 10-Q and the comparative period in 2012 rather than a separate column for “non-wholly owned guarantor subsidiaries”.  The Company is reviewing whether separate financial statements of Reach Media should have been included in the First Quarter 10-Q because it is not wholly owned by the Company. In consultation with the audit committee, management is currently evaluating the need to amend the previously filed financial statements in its 2012 10-K and First Quarter 2013 10-Q and the extent to which such financial statements may continue to be relied upon.  If these changes are required they would have no impact on the Company’s consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity or consolidated statements of cash flows for any previously reported period.

The Company anticipates filing the Form 10-Q for the period ending June 30, 2013 by the extended deadline of August 19, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter D. Thompson	(301)	429-4638
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[  ] Yes [X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our results of operations for the quarter ended June 30, 2013 are summarized in our press release and the financial statements attached thereto, which was filed as Exhibit 99.1 to our Current Report on Form 8-K filed August 14, 2013 and is hereby incorporated by reference.

Radio One, Inc.
(Exact name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2013	By:	/s/ Peter D. Thompson
Peter D. Thompson
	Title:	Executive Vice President and Chief Financial Officer